VETRO, INC.

Jicinska, 2285/4, Prague, Czech Republic 13000, Tel. +420228880935, Email: vetroinc@yahoo.com

July 22, 2013

Mr. Charles Lee

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Vetro, Inc.

Registration Statement on Form S-1

Filed May 16, 2013

File No. 333-188648

Dear Mr. Lee:

Vetro, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated June 6, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on May 16, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our response: We did not and do not present any written communication to potential investors. We do not have any written materials or research reports about us that published or distributed, and there is no any broker or dealer that is participating or will participate in our offering.

2. Please file a copy of the subscription agreement.

Our response: A copy of the subscription agreement was filed as Exhibit to Amendment #1 to S-1 registration statement.

Risk Factors, page 7

The Company’s Investors May Suffer Future Dilution…, page 14

3. Because you currently have 8,000,000 shares issued and outstanding, it appears that you will have 16,000,000 shares issued and outstanding if you sell the 8,000,000 shares being offered in the offering. Please revise the second sentence of this risk factor.

Our response: In response to this comment we revised the second sentence of this risk factor.

Dilution of the Price You Pay for Your Shares, page 15

4. Please revise to also provide a narrative summary and table of the dilution to new investors assuming 25% of the shares are sold. In addition, please revise the table of estimated expenses for the next twelve month period on page 20 to include a column assuming 25% of the shares offered are sold.

Our response: In response to this comment we revised to provide a narrative summary and table of the dilution to new investors assuming 25% of the shares are sold. In addition, we revised the table of estimated expenses for the next twelve month period on page 20 to include a column assuming 25% of the shares offered are sold.

5. Please tell us what the “capital contribution” line item in the table of “existing stockholders if all the shares are sold” represents.

Our response: The “capital contribution” is the amount paid by the existing stockholder for her shares. We revised this amount as there was a typo.

Management’s Discussion and Analysis or Plan of Operation, page 17

6. Please consider describing the extent to which any of the exemptions available to you as an emerging growth company are available to you as a smaller reporting company.

Our response: In response to this comment we revised our disclosure in accordance with the comment of the commission.

Plan of Operation, page 18

7. We note that the ranges of estimated costs to secure lease agreements, purchase crepe making machines and equipment, set-up and test crepe making machines, and commence the marketing campaign do not agree to the range of estimated costs for the same items in the use of proceeds table on page 14. Please revise or advise.

Our response: In response to this comment we revised the ranges of estimated costs to secure lease agreements, purchase crepe making machines and equipment, set-up and test crepe making machines, and commence the marketing campaign to agree to the range of estimated costs for the same items in the use of proceeds table on page 14.

Description of Business, page 22

Competition, page 23

8. Please reconcile the disclosure in this section that there are many barriers to entry in the fast food market to the statement on page 9 that there are low barriers to entry in the crepe selling market.

Our response: In response to this comment we reconciled the disclosure in this section.

Financial Statements, page 31

9. We note that your financial statements included in the filing were audited by Thomas J. Harris, CPA. Please tell us why you disclose that the annual financial statements to be provided to stockholders will be audited by Seale and Beers, CPA’s.

Our response: In response to this comment we revised our prospectus to delete this typo and to disclose that the annual financial statements to be provided to stockholders will be audited by Thomas J. Harris, CPA.

Independent Auditor’s Report on Financial Statements, page F-1

10. Please have your independent accountant revise its report to comply with AU Section 508 of the Codification of Auditing Standards and Auditing Standard No. 1 of the Public Company Oversight Board. In doing so, please revise:

* the introductory paragraph to refer to the related statements of operations, stockholders’ equity and cash flows for the period from inception (August 15, 2012) to February 28, 2013;

* the auditor’s responsibility paragraph to state that the audit was conducted in accordance with the standards of the Public Company Oversight Board (United States) rather than in accordance with generally accepted auditing standards; and

* the opinion paragraph to render an opinion as to whether the financial statements present fairly, in all material respects, the results of operations and cash flows for the period from inception to February 28, 2013.

Our response: In response to this comment we have included the revised independent accountant report.

Balance Sheet, page F-2

11. Please revise the retained earnings caption in stockholders’ equity to report the cumulative net loss with a descriptive caption such as deficit accumulated during the development stage. Please refer to ASC 915-210-45-1.

Our response: In response to this comment we revised the Balance Sheet in accordance to the comment of the commission.

Statement of Stockholders’ Equity, page F-4

12. Please revise the balance of the deficit accumulated during the development stage at the end of the period to indicate that the amount is a debit rather than a credit.

Our response: In response to this comment we revised the Statement of Stockholder’s Equity in accordance to the comment of the commission.

Notes to the Financial Statements, page F-6

Note 1 – Organization and Business Operations, page F-6

13. Please revise to disclose that you intend to sell crepes in Czech Republic.

Our response: In response to this comment we revised to disclose that we intend to sell crepes in Czech Republic.

14. We note that the report of your independent accountant includes a going concern explanatory paragraph that makes reference to disclosures in Note 1; however, we are unable to locate such disclosure. Please revise to provide appropriate and prominent disclosure of your financial difficulties and viable plans to overcome the difficulties. The disclosure should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the next year. Please refer to Financial Reporting Codification Section 607.02.

Our response: In response to this comment we revised to provide appropriate and prominent disclosure of our financial difficulties and viable plans to overcome the difficulties.

Exhibit 23.1

15. Please provide a currently dated auditor’s consent to the use of its audit report include in the filing. Please note that a new consent is required whenever any change, other than typographical, is made to the financial statements, for an amendment if there have been intervening events since the prior filing that are material, and prior to the effectiveness of the registration statement if an extended period of time passes, generally 30 days or more, since the last filing.

Our response: In response to this comment we filed currently dated auditor’s consent to the use of its audit report include in the filing.

Please direct any further comments or questions you may have to the company at vetroinc@yahoo.com

Thank you.

Sincerely,

/S/ Tatiana Fumioka

Tatiana Fumioka, President

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